SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                            Preferred Networks, Inc.
(Name of Issuer)

 Common Stock, par value $.0001 per share
(Title of Class of Securities)

 73990510
(CUSIP Number)

Thomas R. Stephens, Esq.
Bartlit Beck Herman Palenchar & Scott
511 Sixteenth Street Suite 700
 Denver, Colorado  80202
                             (303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  July 31, 1997
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 19 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PNC Capital Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [ ]


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                               [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  1,720,330

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                1,720,330

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,720,330

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                              [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.83%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PNC Holding Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a) [ ]
                                           (b) [ ]


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                         [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 1,720,330

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 1,720,330

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,720,330

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.83%
   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PNC Bank Corp.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a) [ ]
                                                  (b) [ ]


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                            [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 1,720,330

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               1,720,330

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,720,330
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.83%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                             INTRODUCTORY STATEMENT

            PNC Capital Corp., a Delaware corporation ("PNCCC"), PNC Holding Corp., a Delaware corporation ("PNCHC") and PNC Bank Corp., a Pennsylvania corporation ("PNCBC") (collectively the "Reporting Persons") previously filed a Statement on Schedule 13D in connection with the securities of Preferred Networks, Inc., a Delaware corporation (the "Company") as a member of a group of investors acting together for the purpose of acquiring certain of the Company's securities. On July 30, 1997, the group members ceased to act together as a group when the group s option to acquire additional securities of the Company expired. Accordingly, this Statement on Schedule 13D constitutes the initial filing of a Statement on Schedule 13D filed solely by the Reporting Persons, and shall be deemed an amendment to and restatement of the prior group filing to the extent information in such prior group filing relates to the Reporting Persons.


ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.0001 per share (the "Shares") of the Company (as defined above). The principal executive offices of the Company are located at 850 Center Way, Norcross, Georgia 30071.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Statement is filed by PNCCC (as defined above) by virtue of its direct beneficial ownership of Shares, by PNCHC (as defined above) by virtue of the ownership of all of the outstanding common stock of PNCCC, and by PNCBC (as defined above) by virtue of the ownership of all of the outstanding common stock of PNCHC.

            Certain information concerning the executive officers and directors of PNCCC, PNCHC and PNCBC (collectively, the "PNC Directors and Officers") is set forth on Schedule A attached hereto, which is incorporated herein by this reference.

            (b) The principal executive offices of PNCCC and PNCHC and the business address of each PNCCC and PNCHC officer are c/o PNC Bank, Delaware, 222 Delaware Avenue, Wilmington, Delaware 19801. The principal executive offices of PNCBC and the business address of each PNCBC officer are One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707.

            (c) PNCCC is a venture capital investment corporation. PNCHC acts as a holding company for certain non-bank indirect subsidiaries of PNCBC. PNCBC is principally engaged in the business of providing diversified financial services, including services relating to commercial banking, consumer banking, investment services, asset collection and management services to its subsidiaries, financial institutions and individuals.

            (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the PNC Directors and Officers, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the PNC Directors and Officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f) PNCCC and PNCHC are Delaware corporations. PNCBC is a Pennsylvania corporation.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total amount of funds required by PNCCC to acquire the Shares reported in Item 5(a) was $1,212,113, and the total amount of funds required by PNCCC to acquire the 1,133,333 shares of the Company s Class A Redeemable Preferred Stock (the "Preferred Stock") and the 1,303,333 warrants to purchase Shares (the "Warrants") held by PNCCC was $1,700,000. Such funds were provided by PNCCC s capital available for investment.


ITEM 4.     PURPOSE OF TRANSACTION.

            PNCCC holds the Shares and Warrants described in Item 5 of this Statement for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase Shares (including through the exercise of all or part of the Warrants) or Warrants, dispose of all or a portion of the Shares or Warrants it holds, or cease buying or selling Shares and Warrants. Any such additional purchases or sales of the Shares or Warrants may be in open market or privately-negotiated transactions or otherwise.

            Except as described in this Item 4, none of the Reporting Persons nor any of the PNC Directors and Officers has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) PNCCC is the direct beneficial owner of 416,997 Shares and 1,303,333 Warrants, or approximately 9.83% of the sum of (i) the 16,193,534 Shares deemed outstanding as of August 5, 1997, according to information received from the Company (the "Outstanding Shares") plus (ii) such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, PNCHC and PNCBC may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by PNCCC.

            (b) PNCCC has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, PNCHC and PNCBC may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by PNCCC.

            (c) On June 17, 1997, PNCCC acquired the Preferred Stock and Warrants described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $1,700,000.

            Except as set forth above, none of the Reporting Persons or the PNC Directors and Officers has effected any transaction in the Shares during the past 60 days.

            (d) PNCCC has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares and Warrants held by it, and, by virtue of the relationships reported in Item 2 of this Statement, PNCHC and PNCCB has the power to direct receipt of dividends from, and the proceeds from the sale of, the Shares and Warrants held by PNCCC.

            (e) Not applicable. As indicated in the Introductory Statement of this Statement, the Reporting Persons were previously part of a group of investors acting together for the purpose of acquiring the Preferred Stock and Warrants from the Company. On July 30, 1997, the group members ceased to act together as a group when the group s option to acquire additional securities of the Company expired.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to a Purchase Agreement dated as of June 21, 1995, among each of PNCCC and certain other investors in the Company (the "Stockholders") and the Company, as amended December 12, 1995 (the "Purchase Agreement"), the Stockholders acquired certain securities of the Company and the Company agreed, among other things, (i) to provide the Stockholders with certain inspection and information rights, (ii) comply with certain covenants, and (iii) reimburse the Stockholders for certain expenses. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached as Exhibits 1 and 2 to this Statement.

            Pursuant to a Stockholders Agreement dated as of June 21, 1995 among each of the Stockholders, the Company and certain other persons (the "Stockholders Agreement"), the Stockholders agreed to certain holdback restrictions in connection with their sale of Shares. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached as Exhibit 3 to this Statement.

            Pursuant to a Registration Rights Agreement dated as of June 21, 1995, as amended June 17, 1997, among each of the Stockholders, the Company and certain other persons, as amended (the "Registration Rights Agreement"), the Stockholders have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company is required to register, the Shares owned by the Stockholders. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached as Exhibits 4 and 5 to this Statement.

            Pursuant to a Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997, among each of the Stockholders and the Company, (the "Preferred Stock Purchase Agreement"), the Stockholders acquired the Warrants and the Preferred Stock and the Company agreed, among other things, (i) made certain representations and warranties to the Stockholders, (ii) agreed to provide the Stockholders with certain inspection and information rights, and
(iii) agreed to reimburse the Stockholders for certain expenses. The foregoing summary of the Preferred Stock Purchase Agreement is qualified in its entirety by reference to the Class A Redeemable Preferred Stock Purchase Agreement attached as Exhibit 6 to this Statement.

            The Preferred Stock held by PNCCC and the other Stockholders is entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Preferred Stock will accrue at the rate of $.15 per share annually, in preference to any dividends on the Shares and any other class ranking junior to the Preferred Stock. The Preferred Stock will be entitled to one vote per share and will be entitled to vote together with the Shares on matters submitted to a vote of the Company s stockholders. In addition, the Preferred Stock will be entitled to a class vote on certain matters, including without limitation repurchases of Shares, material changes in the Company's line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company s assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Preferred Stock is redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Preferred Stock may require that its Preferred Stock be redeemed at any time after the fifth anniversary of the First Closing. The holders of Preferred Stock are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Preferred Stock are entitled to elect one director other than Messrs. Jeffrey Schutz and Robert Van Degna. The foregoing summary of the rights and preferences of the Preferred Stock is qualified in its entirety by reference to the terms of the Preferred Stock attached as Exhibit 7 to this Statement.

            Each Warrant held by PNCCC and the other Stockholders permits a holder to acquire, at any time during the five year period commencing on the initial issuance of the Warrant, one Share for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the Warrant. Payment of the exercise price may be made in cash, Shares of Common Stock or shares of Preferred Stock. The Company has the right to cancel Warrants to acquire up to 500,000 Shares upon redemption of all of the Preferred Stock and, if such redemption occurs following the first year after issuance of the Warrants, payment of $750,000 (if such redemption and payment occurs during the second year following such issuance) or $1,500,000 (if such redemption and payment occurs during the third year following such issuance or thereafter). Under some circumstances the holders of the Warrants may be required to exercise the Warrants prior to their expiration. The Reporting Persons understand there are a total of 11,500,000 Warrants outstanding, and any such redemption or payment would be made pro rata among holders of the then outstanding Warrants. The foregoing summary of the Warrants is qualified in its entirety by reference to the form of the Warrant attached as Exhibit 8 to this Statement.

            Other than set forth above, none of the Reporting Persons or any of the PNC Directors and Officers has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1. Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 10.6 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 2. Amendment dated December 12, 1995 to Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed on April 21, 1997 by Centennial Fund IV, L.P. and certain other investors in connection with common stock of Preferred Networks, Inc.

            Exhibit 3. Stockholders Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.7 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 4. Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.8 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 5. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to exhibit E to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 6. Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 7. Rights and Preferences of the Class A Redeemable Preferred Stock of Preferred Networks, Inc., incorporated by reference to exhibits C and D to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 8. Form of Common Stock Purchase Warrant to be issued pursuant to the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to exhibit C to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.




                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 5, 1997   /s/ David McL. Hillman

                        David McL. Hillman, Executive Vice President and Principal of PNC Capital Corp.


Date: August 6, 1997    /s/ Robert L. Haunschild

                        Robert L. Haunschild, Chairman and President of
                        PNC Holding Corp, and Senior Vice President and Chief Financial Officer of PNC Bank Corp.




                                         SCHEDULE A

      Set forth below are the names and present principal occupations of each of the executive officers and directors of PNC Holding Corp., PNC Capital Corp., and PNC Bank Corp. All of the persons listed below are United States citizens.

I.    DIRECTORS AND EXECUTIVE OFFICERS OF PNC HOLDING CORP.:

 (A) Directors                          Principal Occupation/Address

 Robert L. Haunschild                   Senior Vice President,
                                        Chief Executive Officer
                                        PNC Bank Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Maria C. Schaffer                      Vice President and Controller
                                        PNC Bank, Delaware
                                        222 Delaware Avenue, 18th Floor
                                        Wilmington, DE 19899

 Calvert A. Morgan, Jr.                 Chairman, CEO, and President
                                        PNC Bank, Delaware
                                        222 Delaware Avenue
                                        Wilmington, DE 19899

 (B)  OFFICERS                          PRINCIPAL OCCUPATION/ADDRESS

 Maria C. Schaffer                      Controller and Treasurer
                                        PNC Holding Corp.
                                        One PNC Plaza, 19th Floor
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Robert L. Haunschild                   Chairman and President
                                        PNC Holding Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Michelle L. Petrilli                   Secretary
                                        Chief Market Counsel
                                        PNC Bank, Delaware
                                        222 Delaware Avenue, 18th Floor
                                        Wilmington, DE 19899

II.   DIRECTORS AND EXECUTIVE OFFICERS OF PNC CAPITAL CORP.:


 (A) Directors                          Principal Occupation/Address
 Robert L. Haunschild                   Executive Vice President
                                        PNC Equity Management Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707


 David McL. Hillman                     Executive Vice President
                                        PNC Equity Management Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Donald H. Jones                        President
                                        DHJ Enterprises, Inc.
                                        P.O. Box 463
                                        Allison Park, PA 15101

 Robert C. Milsom                       Retired
                                        PNC Bank, N.A.
                                        One PNC Plaza, Suite 2310
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

(A) Directors                          Principal Occupation/Address

 Maria C. Schaffer                      Controller and Treasurer
                                        PNC Capital Corp.
                                        One PNC Plaza, 19th Floor
                                        249 Fifth Avenue
                                        Pittsburgh, PA  15222-2502

 Konrad M. Weis                         Retired
                                        Bayer Corporation
                                        500 Grant Street
                                        One Mellon Center
                                        Pittsburgh, PA 15219-2502

 Gary J. Zentner                        President
                                        PNC Equity Management Corp.
                                        One PNC Plaza, 19th Floor
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 (B)  OFFICERS

 Maria C. Schaffer                      Controller and Treasurer
                                        PNC Capital Corp.
                                        One PNC Plaza, 19th Floor
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Michelle L. Petrilli                   Secretary
                                        Chief Market Counsel
                                        PNC Bank, Delaware
                                        222 Delaware Avenue, 18th Floor
                                        Wilmington, DE 19899

 Gary J. Zentner                        President
                                        PNC Equity Management Corp.
                                        One PNC Plaza, 19th Floor
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707


III.  DIRECTORS AND EXECUTIVE OFFICERS OF PNC BANK CORP.:

 (A) Directors                          Principal Occupation/Address

 Paul W. Chellgren                      Chairman and Chief Executive Officer
                                        Ashland Inc.
                                        P. O. Box 391
                                        Ashland, KY 41114

 Robert N. Clay                         President and Chief Executive Officer
                                        Clay Holding Company
                                        Three Chimneys Farm
                                        Versailles, KY 40383

 George A. Davidson, Jr.                Chairman and Chief Executive Officer
                                        Consolidated Natural Gas Company
                                        CNG Tower, 625 Liberty Avenue
                                        Pittsburgh, PA 15222-3199


 David F. Girard-diCarlo                Managing Partner
                                        Blank Rome Comisky & McCauley
                                        Four Penn Center Plaza
                                        Philadelphia, PA 19103

 Carl G. Grefenstette                   Chairman and Chief Executive Officer
                                        The Hillman Company
                                        2000 Grant Building
                                        Pittsburgh, PA 15219

 (A) Directors                          Principal Occupation/Address

 Bruce C. Lindsay                       Chairman and Managing Director
                                        Brind-Lindsay & Co., Inc.
                                        1520 Locust Street, Suite 1100
                                        Philadelphia, PA 19102

 Thomas Marshall                        Thomas Marshall Foundation
                                        600 Grant Street, Suite 1080
                                        Pittsburgh, PA 15219-2704

 W. Craig McClelland                    Chairman and Chief Executive Officer
                                        Union Camp Corporation
                                        1600 Valley Road
                                        Wayne, NJ 07470

 Thomas H. O Brien                      Chairman and Chief Executive Officer
                                        PNC Bank Corp.
                                        One PNC Plaza, 249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Jackson H. Randolph                    Chairman
                                        Cinergy Corp.
                                        221 East Fourth Street, Suite 3004
                                        Cincinnati, OH 45202

 James E. Rohr                          President
                                        PNC Bank, N.A.
                                        One PNC Plaza, 30th Floor
                                        Pittsburgh, PA 15265

 Roderic H. Ross                        Chairman and Chief Executive Officer
                                        Keystone State Life Insurance Co.
                                        1401 Walnut Street, 10th Floor
                                        Philadelphia, PA 19102-3122

 (A) Directors                          Principal Occupation/Address

 Vincent A. Sarni                       Retired Chairman and Chief Executive
                                        Officer
                                        PPG Industries, Inc.
                                        One PPG Place
                                        Pittsburgh, PA 15272

 Garry J. Scheuring                     Retired Vice Chairman
                                        PNC Bank Corp.
                                        Two Tower Center
                                        East Brunswick, NJ 08816-1100

 Richard P. Simmons                     Chairman, President and
                                        Chief Executive Officer
                                        Allegheny Teledyne Incorporated
                                        1000 Six PPG Place
                                        Pittsburgh, PA 15222-5479

 Thomas J. Usher                        Chairman and Chief Executive Officer
                                        USX Corporation
                                        600 Grant Street, Room 6170
                                        Pittsburgh, PA 15219-4776

 Milton A. Washington                   President and Chief Executive Officer
                                        Allegheny Housing Rehabilitation
                                        Corporation
                                        5604 Baum Boulevard
                                        Pittsburgh, PA 15206

 Helge H. Wehmeier                      President and Chief Executive Officer
                                        Bayer Corporation
                                        500 Grant Street, Suite 5300
                                        Pittsburgh, PA  15219-2507

 (B) OFFICERS

 Robert L. Haunschild                   Senior Vice President
                                        Chief Financial Officer
                                        PNC Bank Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Helen P. Pudlin                        Senior Vice President and
                                        General Counsel
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 James E. Rohr                          President
                                        PNC Bank Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Thomas H. O Brien                      Chairman and CEO
                                        PNC Bank Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707